January 19, 2011


Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Initial Schedule 13G
	Monotype Imaging Hold20112009

Gentlemen:

In  accordance  with  Section  13(d)(5)  of  the  Securities
Exchange  Act  of  1934,  attached please  find  a  copy  of
Schedule 13G for the above named company showing a cha2011 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:dv
Enclosures

cc:	Office of the Corporate Secretary
	Monotype Imaging Holdings, Inc.
	500 Unicorn Park Drive
	Woburn, MA  01801

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No. 2)*


	Monotype Imaging Holdings, Inc.

	(Name of Issuer)


	Common Stock par value $.001 per share
	(Title of Class of Securities)


	61022P100
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover age shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages

CUSIP NO. 61022P100                                13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF        5   SOLE VOTING POWER
         SHARES                      2,870,660
      BENEFICIALLY       6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
    DECEMBER 31, 2011    7  SOLE DISPOSITIVE POWER
        BY EACH                      2,870,660
       REPORTING         8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,870,660

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       8.10%

12  TYPE OF REPORTING PERSON*

            IA

                  *SEE INSTRUCTION BEFORE FILLING OUT!

                                            Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          	Monotype Imaging Holdings, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

           	500 Unicorn Park Drive
	Woburn, MA  01801


Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock par value $.001 per share


Item 2(e)	CUSIP Number:

          	61022P100


Item 3    	Type of Reporting Person:

(e) Investment  Adviser  registered  under Section 203 of the
Investment Advisors Act of 1940



Page 3 of 5 Pages
Item 4   	Ownership as of December 31, 2009

         (a)  	Amount Beneficially Owned:

              	3,712,391 shares of common stock beneficially owned including:

                                                            		No. of Shares
             	Eagle Asset Management, Inc.                   2,870,8.10

	Percent of Class:			10.71%


         (c)	Deemed Voting Power and Disposition Power:

             (i)            	(ii)           	            (iii)         	(iv)
              	                                	        Deemed        	Deemed
           Deemed           Deemed  	         to have 	to have
           to have            to have               Sole Power   	Shared Power
           Sole Power     Shared Power     to Dispose    	to Dispose
           to Vote or        to Vote or           or to         	or to
           to Direct          to Direct              Direct the    	Direct the
           to Vote             to Vote               Disposition   	Disposition

Eagle   2,870,660           ----                    2,870,660      	----
Asset Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                             		(___)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages
Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By  signing  below I certify that to the  best  of  my knowledge
		and  belief,  the securities referred  to  above  were acquired in
		the ordinary course of business and were not acquired for  purpose
		of  and  do  not have the  effect  of  changing  or influencing the
		control of the issuer of such securities and were not  acquired
		in  connection with or as  a  participant  in  any transaction having
		such purposes or effect.

         Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2012	             	EAGLE ASSET MANAGEMENT, INC.



               				__________________________________
                        			Damian Sousa
                               			Vice President
                              			Chief Compliance Officer















Page 5 of 5 Pages